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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934


                  INTEGRATED BUSINESS SYSTEMS & SERVICES, INC.
                                (Name of Issuer)

         COMMON SHARES OF INTEGRATED BUSINESS SYSTEMS & SERVICES, INC.
                         (Title of Class of Securities)

                                   45810X102
                                 (CUSIP Number)

                                  MAY 14, 1998
            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               [ ]  Rule 13d-1(b)
                               [X]  Rule 13d-1(c)
                               [ ]  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     CUSIP NO.:  45810X102

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):
              WOLVERTON SECURITIES LTD.

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)

         (b)

     3)  SEC Use Only

     4)  Citizenship or Place of Organization:  BRITISH COLUMBIA, CANADA


              Number of     (5)  Sole Voting Power:  462,000
              Shares

              Beneficially  (6)  Shared Voting Power:  -0-
              Owned

              By Each       (7)  Sole Dispositive Power:  462,000
              Reporting

              Person With   (8)  Shared Dispositive Power:  -0-


     9)  Aggregate Amount Beneficially Owned by Each Reporting Person:  462,000

     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

     11)  Percent of Class Represented by Amount in Row 9:  5.4%

     12)  Type of Reporting Person (See Instructions):  BD




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                                   ITEM 1(A)

Name of Issuer: Integrated Business Systems & Services, Inc.

                                   ITEM 1(B)

Address of Issuer's Principal Executive Offices: Suite 128, 115 Atrium Way, Columbia, SC 29223

                                   ITEM 2(A)

Name of Person Filing: Wolverton Securities Ltd.

                                   ITEM 2(B)

Address of Principal Business Office or, if none, Residence: P.O. Box 10115, Pacific Centre, 17th Floor, 777 Dunsmuir Street, Vancouver, BC, CANADA V7Y 1J5

                                   ITEM 2(C)

Citizenship: Corporation incorporated in British Columbia, Canada

                                   ITEM 2(D)

Title of Class of Securities: Common Shares of Integrated Business Systems & Services, Inc.

                                   ITEM 2(E)

CUSIP Number: 45810X102

                                     ITEM 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


(a)  [  ]  Broker or Dealer registered under Section 15 of the Act

(b)  [  ]  Bank as defined in section 3(a)(6) of the Act

(c)  [  ]  Insurance Company as defined in section 3(a)(19) of the Act

(d)  [  ]  Investment Company registered under section 8 of the Investment
           Company Act

(e)  [  ]  Investment Adviser registered under section 203 of the Investment
           Advisers Act of 1940


(f)  [  ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see " 240.13d-1(b)(1)(ii)(F)

(g)  [  ]  Parent Holding Company, in accordance with " 240.13d-1(b)(ii)(G)
           (Note: See Item 7)

(h)  [  ]  Group, in accordance with " 240.13d-1(b)(1)(ii)(H)


                                     ITEM 4
Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 462,000 shares


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     (b) Percent of class: 5.4%

     (c) Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote:  462,000 shares

        (ii)   Shared power to vote or to direct the vote:  -0-

        (iii) Sole power to dispose or to direct the disposition of: 462,000 shares

        (iv)   Shared power to dispose or to direct the disposition of:  -0-


                                     ITEM 5

Ownership of Five Percent or Less of a Class.

     N/A
                                     ITEM 6

Ownership of More than Five Percent on Behalf of Another Person.

     N/A
                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     N/A

                                     ITEM 8

Identification and Classification of Members of the Group.

     N/A
                                     ITEM 9

Notice of Dissolution of Group.

     N/A

                                    ITEM 10

Certification.


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               May 22, 1998
______________________________________________
Date

             /s/ MARK WOLVERTON
______________________________________________
Signature

      MARK WOLVERTON - Vice President
______________________________________________
Name/Title